August 13, 2010
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp. Form 10-K for the Fiscal Year Ended December 31, 2009, filed February 26, 2010 Definitive Proxy Statement, filed April 28, 2010 File No. 1-33614
Dear Mr. Schwall:
On behalf of Ultra Petroleum Corp. (“Ultra” or the “Company”), we hereby submit responses to your letter dated June 23, 2010 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”) and the Definitive Proxy Statement of the Company filed April 28, 2010 (the “Proxy”). The Comment Letter supplements the Staff’s original comment letter dated June 18, 2010.
In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide any further comments at its earliest convenience.
Form 10-K for the Fiscal Year Ended December 31, 2009
Oil and Gas Acreage, page 29
1.	We note your response to comment 1 from our letter dated June 18, 2010, which indicates that your “Properties” disclosure on page 25 already contains the requested information. However, that disclosure does not contain any indication of the minimum remaining terms of your material leases, so we reissue comment 1. With a view toward

Mr. H. Roger Schwall
August 13, 2010

enhanced disclosure, describe the minimum remaining lease terms on your material properties and discuss the material expenditures that will be required to maintain these leases. In this regard, we note that the overwhelming majority of your undeveloped properties are located in Pennsylvania and are therefore subject to the shorter 5 year terms associated with your leases in that area.
Response:	The Company believes its “Properties” disclosure in its 2009 Form 10-K contains the requested information because the material undeveloped properties the Company owned at the end of 2009 are located in Wyoming and are held by production. This is the reason that, as the Staff noted in its June 23 Comment Letter, page 29 of the Company’s 2009 Form 10-K indicates that the Company’s material undeveloped properties are not subject to material acreage expiry. Although, as the Staff correctly notes, a majority (by acreage) of the Company’s undeveloped properties were located in Pennsylvania, at year-end 2009, these properties did not constitute the Company’s material undeveloped properties.

In 2010, the Company has acquired additional acreage in Pennsylvania. Much of this acreage was held by production at the time the Company acquired it (for example, over 90% of the acreage acquired by the Company in the transaction it announced in February 2010 was held by production at the closing), and the Company expects that the vast majority of the undeveloped Pennsylvania acreage it expects to own at the end of 2010 will then be held by production, and that the property not held by production will not be material to the Company.
Oil and Gas Reserves, page 26
2.	We note the final paragraph of your response number 7. However, we do not concur that inclusion by your third party engineer in Exhibit 99.1 satisfies your obligation to provide the information required by Item 1202(a)(6) in the body of the Form 10-K. We reiterate the comment.
Response:	Ultra will add disclosure substantially similar to the following in future Form 10-Ks:

In estimating proved reserves and future revenue as of December 31, 2009, the Company’s independent reserve engineer, Netherland, Sewell & Associates, Inc., used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property

Mr. H. Roger Schwall
August 13, 2010

ownership interests. The reserves were estimated using deterministic methods; these estimates were prepared in accordance with generally accepted petroleum engineering and evaluation principles. Standard engineering and geoscience methods, such as performance analysis, volumetric analysis, and analogy, that were considered to be appropriate and necessary to establish reserve quantities and reserve categorization that conform to SEC definitions and guidelines, were also used. In evaluating the information at their disposal, Netherland, Sewell, & Associates, Inc. excluded from their consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, Netherland, Sewell & Associates, Inc.’s conclusions necessarily represent only informed professional judgment.
Production Volumes, Average Sales Prices and Average Production Costs, page 28
3.	We note your response to comment 9 from our letter dated June 18, 2010. Your response addressed the pricing mechanism for your fixed commitments. However, Item 1207 requires disclosure of the quantities subject to delivery commitments. We are unable to locate that disclosure. Please advise or revise.
Response:	Ultra will add disclosure substantially similar to the following in future Form 10-Ks:
          Delivery Commitments. With respect to the Company’s gas production, from time to time the Company enters into transactions to deliver specified quantities of gas to its customers. As of February 1, 2011, the Company had long-term natural gas delivery commitments of [ ] in 2011 and [ ] in 2012 under existing agreements. None of these commitments require the Company to deliver gas produced specifically from any of the Company’s properties. These amounts are well below the Company’s forecasted 2011 and anticipated 2012 production from its available reserves. In addition, none of the Company’s reserves are subject to any priorities or curtailments that may affect quantities delivered to its customers, any priority allocations or price limitations imposed by federal or state regulatory agencies or any other factors beyond the Company’s control that may affect its ability to meet its contractual obligations other than those discussed in Item 1A. “Risk Factors”. The Company believes that its production and reserves are adequate to meet its delivery commitments. If for some reason the Company’s production is not sufficient to satisfy its delivery commitments, the

Mr. H. Roger Schwall
August 13, 2010

Company expects to be able to purchase gas production in the market to satisfy its commitments.
          With respect to the Company’s oil production, the Company does not have any arrangements that commit the Company to deliver a fixed or determinable quantity of oil in the near future.
Should you or your Staff have any questions concerning the enclosed materials, please contact me at (713) 547-2081 or by fax at (713) 236-3699.

Sincerely,
/s/ Guy Young
Guy Young